FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June,2004

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Rule 2.10 Announcement

(For immediate release)

Celltech Group PLC ("Celltech")

21 June 2004

Rule 2.10 Announcement - Relevant Securities in Issue (Update)

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Celltech confirms that, following the exercise of a number of share options, its current issued share capital (including those represented by Celltech ADSs) now comprises 278,425,221 ordinary shares of 50p each.

The International Securities Identification Number for Celltech ordinary shares is GB0001822765. There are 2,602,106 Celltech ADSs in issue, each Celltech ADS representing two Celltech ordinary shares. The International Securities Identification Number for Celltech ADSs is US1511581027.

Enquiries:

Richard Bungay                         Director of Corporate Communications                          +44 (0)1753 534655

John Slater                                Company Secretary                                                        +44 (0)1753 534655

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 22 June, 2004